A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, NY 10022

March 7, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	ShiftPixy, Inc. Registration Statement on Form S-1, as amended File No. 333-276750

Ladies and Gentlemen:

A.G.P./Alliance Global Partners (“A.G.P.”), solely acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form S-1 (333-276750) (the “Registration Statement”), hereby concurs in the request by ShiftPixy, Inc. that the effective date of the above-referenced registration statement no longer be accelerated to 4:30 p.m. Eastern Time, Thursday, March 7, 2024.

Very truly yours,

A.G.P./Alliance Global Partners

By:	/s/ Thomas Higgins
Thomas Higgins
Managing Director